UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

MOBILE MINI, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

60740F105

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60740F105
1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,895,515 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,895,515 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,895,515 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.23%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 60740F105
1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,133,947 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,947 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,947 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.13%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 60740F105
1	NAME OF REPORTING PERSONS Stanley P. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 60740F105
1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,029,462 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,029,462 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,029,462 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.36%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 60740F105
1	NAME OF REPORTING PERSONS Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,029,462 Common Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,029,462 Common Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,029,462 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.36%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

INTRODUCTION

This statement amends the Schedule 13D, dated September 11, 2009, as amended by Amendment No. 1, dated September 24, 2009, and Amendment No. 2, dated March 12, 2010 (as amended, the “Amended Schedule 13D”), except as otherwise noted herein. Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Amended Schedule 13D.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

As a result of redemption requests from partners in SAVF and SAVF IV, the General Partner has elected to liquidate SAVF and SAVF IV. In connection therewith, all of the investments of SAVF and SAVF IV, including the Common Shares, will either be distributed in kind to the partners of SAVF and SAVF IV or sold on an exchange or in privately negotiated transactions.

The Reporting Persons do not currently intend to acquire additional securities of the Company, whether in the open market, in private transactions or otherwise.

Except as previously reported in the Amended Schedule 13D, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Act.

ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF and SAVF IV are controlled by the General Partner. As a result, each of SAVF and SAVF IV may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Common Shares beneficially owned for such purposes by the other. Each of SAVF and SAVF IV disclaims beneficial ownership of any Common Shares owned by the other.

SAVF is the owner of 1,895,515 Common Shares, which represents approximately 5.23% of the issued and outstanding Common Shares. SAVF IV is the owner of 1,133,947 Common Shares, which represents approximately 3.13% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund collectively owns 3,029,462 Common Shares, which represents approximately 8.36% of the issued and outstanding Common Shares.

Mr. Gold is a Managing Member of Shamrock Partners, which is the managing member of the General Partner, which in turn is the general partner of each of SAVF and SAVF IV. As a result, Mr. Gold may be deemed to beneficially own for purposes of Section 13(d) the Common Shares that may be deemed to be beneficially owned by such entities.

Mr. Gold disclaims beneficial ownership of any Common Shares that may be deemed to be beneficially owned by any of Shamrock Partners, the General Partner or the Shamrock Activist Value Fund.

As the general partner of the Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 3,029,462 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 8.36% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 3,029,462 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 8.36% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 3,029,462 Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners identified in response to Item 2 may be deemed to beneficially own the 3,029,462 Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act.

The percentages of ownership figures set forth above and in this response to Items 5(a) and 5(b) assumes that 36,258,593 Common Shares were outstanding as of April 13, 2010, based on the number of Common Shares outstanding as reported by the Company in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2010.

(c) Since March 12, 2010 (the date the Amended Schedule 13D was last amended), SAVF effected transactions with respect to the Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 6 and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq Global Select Market.

Except as referenced above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in the Common Shares since March 12, 2010 (the date the Amended Schedule 13D was last amended).

(d) Not applicable.

(e) Not applicable.

ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 6	—	Schedule of Transactions

	—	Joint Filing Agreement, dated March 12, 2010, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated by reference to Exhibit 5 to Amendment No. 2 to the Schedule 13D relating to the Common Shares of the Company, filed March 12, 2010 by the Reporting Persons with the United States Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2010

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

SHAMROCK ACTIVIST VALUE FUND IV, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

/s/ Stanley P. Gold
Stanley P. Gold

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Stanley P. Gold
Name:	Stanley P. Gold
Title:	President

Exhibit Index

Document
Exhibit 6	—	Schedule of Transactions

	—	Joint Filing Agreement, dated March 12, 2010, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund IV, L.P., Stanley P. Gold, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated by reference to Exhibit 5 to Amendment No. 2 to the Schedule 13D relating to the Common Shares of the Company, filed March 12, 2010 by the Reporting Persons with the United States Securities and Exchange Commission).